UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Stratus Properties Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

         863167201
(CUSIP Number)

                         December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 863167201

1)	Name of Reporting Person	William H. Armstrong III
I.R.S. Identification No. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)_____
(b)_____

3) SEC Use Only

4)	Citizenship or Place of Organization	United States of America

Number of                                                                    (5) Sole Voting Power                              279,179 shares*
Shares                                                                          _________________________________________
Beneficially                                                                  (6) Shared Voting Power                                     0 shares
Owned by                                                                    _________________________________________
Each Reporting                                                            (7) Sole Dispositive Power                     279,179 shares*
Person                                                                          _________________________________________
With:                                                                              (8) Shared Dispositive Power                          0 shares

9)	Aggregate Amount Beneficially Owned by Each
Reporting Person                                                                                                                    279,179 shares*

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)                                                                                        _____

11)	Percent of Class Represented by Amount
in Row (9)                                                                                                                                               3.7%**

12) Type of Reporting Person (See Instructions)                                                                                                     IN

________________
*  Amount beneficially owned includes 26,250 shares the Reporting Person has the right to acquire within 60 days of December 31, 2006, upon the exercise of stock options and the vesting of Common Stock Restricted Stock Units.
**	Based on 7,530,431 total shares outstanding as of December 31, 2006.

Item 1(a) Name of Issuer:

Stratus Properties Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

98 San Jacinto Boulevard
Suite 220
Austin, Texas 78701

Item 2(a) Name of Person Filing:

William H. Armstrong III

Item 2(b) Address of Principal Business Office:

98 San Jacinto Boulevard
Suite 220
Austin, Texas 78701

Item 2(c) Citizenship:

United States

Item 2(d) Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e) CUSIP Number:

863167201

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

(a) Amount Beneficially Owned                                                       279,179 shares

(b) Percent of Class                                                                                             3.7%

(c) Number of shares as to which such person has:

(i)             Sole power to vote or to
direct the vote                                                        279,179 shares

(ii)           Shared power to vote or to
direct the vote                                                                    0 shares

(iii)          Sole power to dispose or to direct
the disposition of                                                    279,179 shares

(iv)          Shared power to dispose or to
direct the disposition of                                                    0 shares

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X] .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2006.

Date: February 9, 2007  By:  /s/ William H. Armstrong III
                                                                                                     William H. Armstrong III